JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP
Tel 020 7491 1889
Fax 020 7491 1989

05011522

PECD/JAK

16 September 2005

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTARY INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **EBT Release - 09 August 2005**

2. **Notification of transaction of Directors, Persons Discharging Managerial Responsibility or Connected Persons - 12 August 2005**

3. **Notification of transaction of Directors, Persons Discharging Managerial Responsibility or Connected Persons - 31 August 2005**

4. **Notification of transaction of Directors, Persons Discharging Managerial Responsibility or Connected Persons - 06 September 2005**

5. **EBT Release - 08 September 2005**

6. **Notification of transaction of Directors, Persons Discharging Managerial Responsibility or Connected Persons - 09 September 2005**

7. **Notification of transaction of Directors, Persons Discharging Managerial Responsibility or Connected Persons - 09 September 2005**

dlw 9/28

Cont./...2

8. **Announcement that Documents relating to the Major Transaction in South Africa and convening of Extraordinary General Meeting - 14 September 2005**

9. **Document - Major Transaction in South Africa - 14 September 2005**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc

Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

REG-SABMiller PLC Director/PDMR Shareholding
Released: 09/08/2005

RNS Number:8840P
SABMiller PLC
09 August 2005

SABMiller plc

Notification of Transactions of PDMR in accordance with DR3.1.4R

Notification of PDMR interests: Companies Act 1985 s329

EBT Release

The independent Trustee of the SABMiller plc Employment Benefit Trust (the "EBT"), notified the company on 8 August 2005 that it had yesterday exercised its discretion and released 200,000 ordinary shares in SABMiller plc to Persons Discharging Managerial Responsibility ("PDMR's") participating in the SABMiller Performance Share Award Scheme. These shares relate to special conditional awards made on 01 August 2002 to Mr. N.J. Adami and Mr. A.C.Parker.

The shares were released after the vesting period of 3 years, in line with the original conditions of the award, namely continued employment and a certified assessment from the CEO that the executives concerned had made a material contribution to the success of the Group.

PDMR	Shares released to PDMR	Shares sold on behalf of the PDMR's to meet PAYE and NIC liability	Shares retained b
Mr. N.J. Adami	120,000	51,972	68,028
Mr. A.C. Parker	80,000	32,081	47,919

Price per share for shares sold: £9.88 per ordinary share

Date of sale: 8 August 2005

Date company informed of sale: 8 August 2005

The revised total shareholding for each PDMR pursuant to the release of shares under the EBT and subsequent sale to meet PAYE and NIC liability, is as follows

PDMR	Beneficial Holding
Mr. N. J. Adami	107,380
Mr. A.C. Parker	77,390

The shares sold on behalf of the PDMR's to meet PAYE and NIC liability were purchased by the EBT. Following these transactions, the EBT holds a total of 3,563,370 ordinary shares in SABMiller plc in which certain senior employees, including the following directors and PDMR's, have an interest as potential beneficiaries: Mr. E.A.G. Mackay, Mr. M.I. Wyman, Mr. N.J. Adami, Ms. S. Clark, Dr. A.J Clark, Mr. J Nel, Mr. A.C. Parker, Mr. A.O.C. Tonkinson, Mr. C.A. van Kralingen.

END

RDSEAPPNESKSEEE

REG-SABMiller PLC Director/PDMR Shareholding
Released: 12/08/2005

RNS Number:0294Q
SABMiller PLC
12 August 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

SABMiller plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) a transaction notified in accordance with DR3.1.4.R(1)(a)

3. Name of person discharging managerial responsibilities

Mr N J Adami, President and CEO Miller Brewing Company

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of US$0.10 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. N Adami

8 State the nature of the transaction

Exercise of share options and subsequent sale of shares.

9. Number of shares, debentures or financial instruments relating to shares acquired

33,949 @ £4.85

47,621 @ £4.11

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.007%

11. Number of shares, debentures or financial instruments relating to shares disposed

81,570

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.007%

13. Price per share or value of transaction

Shares sold at £10.03 each

14. Date and place of transaction

11 August 2005 - London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

107,380 Ordinary Shares of US$0.10 each representing 0.0097% of the issued share capital of SABMiller plc.

16. Date issuer informed of transaction

11 August 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Greg Martin +44 (0) 1483 264067

Name and signature of duly authorised officer of issuer responsible for making notification

Mr. A.O.C. Tonkinson, Company Secretary

Date of notification

12 August 2005

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSEAXPFFALSEFE

REG-SABMiller PLC Director/PDMR Shareholding
Released: 31/08/2005

RNS Number:6601Q
SABMiller PLC
31 August 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

SABMILLER PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of persons discharging managerial responsibilities

MR J MEYER KAHN, CHAIRMAN

MR ANDREW TONKINSON, COMPANY SECRETARY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION ALSO RELATES TO MRS L KAHN, WHO IS CONNECTED TO MR J MEYER KAHN BY VIRTUE OF BEING HIS SPOUSE AND A DISCRETIONARY BENEFICIARY IN THE MEYER KAHN FAMILY TRUST (A DISCRETIONARY FAMILY TRUST REGISTERED IN SOUTH AFRICA).

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION RELATES TO TWO TRANSACTIONS: AN ACQUISITION AND A DISPOSAL, DETAILS OF WHICH ARE SET OUT AT 8 BELOW.

THE NOTIFICATION IN RESPECT OF THE DISPOSAL INVOLVES AN INTEREST HELD BY MR J MEYER KAHN (ONE OF THE PERSONS REFERRED TO AT 3 ABOVE).

THE NOTIFICATION IN RELATION TO THE ACQUISITION RELATES TO AN INDIRECT INTEREST HELD BY MR J MEYER KAHN AND MRS L KAHN (REFERRED TO AT 4 ABOVE) AND A

NON-BENEFICIAL INTEREST IN RELATION TO MR ANDREW TONKINSON (REFERRED TO AT 3 ABOVE).

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF US$ 0.10

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them (before transactions).

MR J MEYER KAHN - 1,470,589

THE MEYER KAHN FAMILY TRUST - 0

8 State the nature of the transaction

A) SALE OF 200,000 ORDINARY SHARES IN SABMILLER PLC BY MR J MEYER KAHN.

B) EXERCISE OF AN OPTION TO ACQUIRE 400,000 ORDINARY SHARES IN SABMILLER PLC BY THE TRUSTEES OF THE MEYER KAHN FAMILY TRUST.

C) MR J MEYER KAHN HAS CONTRIBUTED THE PROCEEDS OF THE SALE OF THE 200,000 SHARES, REFERRED TO AT (A) ABOVE, TO THE MEYER KAHN FAMILY TRUST IN ORDER TO ENABLE ITS TRUSTEES TO EXERCISE THE OPTION DESCRIBED AT (B) ABOVE. MR J MEYER KAHN, MRS L KAHN AND MR ANDREW TONKINSON ARE THE TRUSTEES OF THE MEYER KAHN FAMILY TRUST. MR ANDREW TONKINSON HAS NO BENEFICIAL INTEREST IN THE TRUST.

9. Number of shares, debentures or financial instruments relating to shares acquired

400,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0363%

11. Number of shares, debentures or financial instruments relating to shares disposed

200,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.0181%

13. Price per share or value of transaction

200,000 DISPOSED OF AT R112.05 EACH

400,000 ACQUIRED AT R53.63 EACH

14. Date and place of transaction

30 AUGUST 2005 - JOHANNESBURG, SOUTH AFRICA

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

THE MEYER KAHN FAMILY TRUST HOLDING: 400,000 ORDINARY SHARES OF US$0.10 EACH REPRESENTING 0.0363% OF THE ISSUED SHARE CAPITAL OF SABMILLER PLC.

MR J MEYER KAHN HOLDING (INCLUDING THE SHARES IN TRUST AS NOTED ABOVE): 1,670,589 ORDINARY SHARES OF US$0.10 EACH REPRESENTING 0.1514% OF THE ISSUED SHARE CAPITAL OF SABMILLER PLC.

16. Date issuer informed of transaction

30 AUGUST 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

GREG MARTIN +44 (0) 1483 264067

Name and signature of duly authorised officer of issuer responsible for making notification

MR STEPHEN SHAPIRO, DEPUTY COMPANY SECRETARY

Date of notification

31 AUGUST 2005

END

END

RDSEALPFDEASEFE

REG-SABMiller PLC Director/PDMR Shareholding
Released: 06/09/2005

RNS Number:8922Q
SABMiller PLC
06 September 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

SABMILLER PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of persons discharging managerial responsibilities

M. SHERRINGTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

RELATES ONLY TO PERSON NAMED AT 3.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RELATES TO HOLDING OF PERSON NAMED AT 3.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF US$ 0.10

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them (before transaction).

M SHERRINGTON - 1,500

8 State the nature of the transaction

EXERCISE OF OPTIONS AND SUBSEQUENT SALE OF SHARES.

9. Number of shares, debentures or financial instruments relating to shares acquired

166,113 SHARES ACQUIRED AT £4.515 EACH

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.015%

11. Number of shares, debentures or financial instruments relating to shares disposed

166,113

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.015%

13. Price per share or value of transaction

166,113 SOLD AT £10.1392 EACH

14. Date and place of transaction

5 SEPTEMBER 2005 - LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,500 (0.0001%)

16. Date issuer informed of transaction

5 SEPTEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

GREG MARTIN +44 (0) 1483 264067

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW TONKINSON, COMPANY SECRETARY

Date of notification

6 SEPTEMBER 2005

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSEAFNKESXSEFE

REG-SABMiller PLC Director/PDMR Shareholding
Released: 08/09/2005

RNS Number:0249R
SABMiller PLC
08 September 2005

SABMiller plc

Notification of Transactions of PDMR in accordance with DR3.1.4R
Notification of PDMR interests: Companies Act 1985 s329

EBT Release

The independent Trustee of the SABMiller plc Employee Benefit Trust (the "EBT"), notified the company on 6 September 2005 that it had on 6 September 2005 exercised its discretion and released 109,770 ordinary shares in SABMiller plc to Persons Discharging Managerial Responsibility ("PDMR's") participating in the SABMiller Performance Share Award Scheme. These shares relate to an exceptional conditional award made on 1 September 2002 to Mr. E. M. Sherrington.

The shares were released in line with the Remuneration Committee's decision on 6 September 2005 that the conditions of the award, being continued employment and full level of achievement by Mr E. M. Sherrington of the goals set for him as performance conditions, had been met.

PDMR	Shares released to PDMR	Shares sold on behalf of the PDMR	Shares retaine
Mr. E. M. Sherrington	109,770	109,770	-

Price per share for shares sold: £10.15 per ordinary share

Date of sale: 6 September 2005

Date company informed of sale: 6 September 2005

The revised total shareholding for the PDMR pursuant to the release of shares under the EBT and subsequent sale to meet PAYE and NIC liability, is as follows

PDMR	Beneficial Holding
Mr. E. M. Sherrington	1,500

The shares sold on behalf of the PDMR were purchased by the EBT. Following this transaction, the EBT holds a total of 3,563,370 ordinary shares in SABMiller plc in which certain senior employees, including the following directors and PDMR's, have an interest as potential beneficiaries: Mr. E.A.G. Mackay, Mr. M.I. Wyman, Mr. N.J. Adami, Ms. S. Clark, Dr. A.J Clark, Mr. J Nel, Mr. A.C. Parker, Mr. A.O.C. Tonkinson, Mr. C.A. van Kralingen.

Name of contact and telephone number for queries:

Greg Martin +44 (0) 1483 264067

Name of duly authorised officer of issuer responsible for making notification:

Andrew Tonkinson, Company Secretary

Date of notification:

8 September 2005

END

RDSEADNPEDLSEFE

REG-SABMiller PLC Director/PDMR Shareholding
Released: 09/09/2005

RNS Number:0623R
SABMiller PLC
09 September 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or deb of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the iss should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discha managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shar the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

SABMILLER PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of persons discharging managerial responsibilities

MR M.I. WYMAN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

C D STEIN, K J TRUNDGEON, AND C VERSFELD ARE CONNECTED TO MR WYMAN BY VIRTUE OF THEM BEING TRUSTEES OF THE MALCOLM IAN WYMAN FAMILY TRUST (THE "TRUST"), OF WHICH MR WYMAN IS A BENEFICIARY. NONE OF THE TRUSTEES HAVE ANY BENEFICIAL INTEREST IN THE SHARES HELD BY THE TRUST.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION RELATES TO TWO TRANSACTIONS: AN ACQUISITION AND A DISPOSAL BY THE TRUST, DETAILS OF WHICH ARE SET OUT AT 8 BELOW.

ONLY MR WYMAN HAS A BENEFICIAL INTEREST. THE OTHER PERSONS REFERRED TO IN 4 ABOVE HAVE A NON-BENEFICIAL INTEREST.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF US$ 0.10

7. Name of registered shareholders(s) and, if more than one, the number of

shares held by each of them (before transaction).

THE MALCOLM IAN WYMAN FAMILY TRUST - 120,000

GREENWOOD NOMINEES LIMITED (HELD ON BEHALF OF MR WYMAN) - 140,374

8 State the nature of the transaction

EXERCISE OF OPTIONS AND SALE OF SHARES BY THE TRUST.

9. Number of shares, debentures or financial instruments relating to shares acquired

100,000 SHARES ACQUIRED (PURSUANT TO AN OPTION) AT R53.63 EACH, OF WHICH 46,700 SHARES WERE SOLD AT R117.5503 PER SHARE. THE PROCEEDS OF THIS SALE WERE USED TO FUND THE EXERCISE PRICE AND CERTAIN TAX LIABILITIES WHICH AROSE ON THE EXERCISE. BOTH THE ACQUISITION AND THE DISPOSAL WAS MADE BY THE TRUST.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.01%

11. Number of shares, debentures or financial instruments relating to shares disposed

46,700

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.005%

13. Price per share or value of transaction

100,000 ACQUIRED AT R53.63 EACH (PURSUANT TO AN OPTION)

46,700 SOLD AT R117.5503 EACH

14. Date and place of transaction

7 SEPTEMBER 2005 - LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

THE MALCOLM IAN WYMAN FAMILY TRUST - 173,300 (0.016%)

GREENWOOD NOMINEES (HELD ON BEHALF OF MR WYMAN) - 140,374 (0.013%)

16. Date issuer informed of transaction

7 SEPTEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

GREG MARTIN +44 (0) 1483 264067

Name and signature of duly authorised officer of issuer responsible for making notification

STEPHEN SHAPIRO, DEPUTY COMPANY SECRETARY

Date of notification

9 SEPTEMBER 2005

END

END

RDSEANNNELXSEEE

REG-SABMiller PLC Director/PDMR Shareholding
Released: 09/09/2005

RNS Number:0617R
SABMiller PLC
09 September 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

SABMILLER PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of persons discharging managerial responsibilities

MR E.A.G MACKAY

MR A.O.C. TONKINSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

MR TONKINSON AND MR C.D. STEIN ARE CONNECTED TO MR MACKAY BY VIRTUE OF THEM BEING TRUSTEES OF THE GRAHAM MACKAY FAMILY TRUST (THE "TRUST"), OF WHICH MR MACKAY IS A BENEFICIARY.

NONE OF THE TRUSTEES HAVE ANY BENEFICIAL INTEREST IN THE SHARES HELD BY THE TRUST.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION RELATES TO TWO TRANSACTIONS: AN ACQUISITION AND A DISPOSAL BY THE TRUST, DETAILS OF WHICH ARE SET OUT AT 8 BELOW.

OF THE PERSONS REFERRED TO IN 3 ABOVE, ONLY MR MACKAY HAS A BENEFICIAL INTEREST.

THE OTHER PERSON REFERRED TO IN 3 ABOVE, MR TONKINSON, HAS A NON-BENEFICAL INTEREST.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF US$ 0.10

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them (before transaction).

MR E.A.G. MACKAY - 6

GREENWOOD NOMINEES LIMITED (HELD ON BEHALF OF MR MACKAY) - 245,745

THE GRAHAM MACKAY FAMILY TRUST - 4,000

8 State the nature of the transaction

EXERCISE OF OPTIONS AND SALE OF SHARES BY THE TRUST.

9. Number of shares, debentures or financial instruments relating to shares acquired

100,000 SHARES ACQUIRED (PURSUANT TO AN OPTION) AT R53.63 EACH, OF WHICH 49,500 SHARES WERE SOLD AT R117.5503 PER SHARE. THE PROCEEDS OF THIS SALE WERE USED TO FUND THE EXERCISE PRICE AND CERTAIN TAX LIABILITIES WHICH AROSE ON THE EXERCISE. BOTH THE ACQUISITION AND THE DISPOSAL WAS MADE BY THE TRUST.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.01%

11. Number of shares, debentures or financial instruments relating to shares disposed

49,500

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.005%

13. Price per share or value of transaction

100,000 ACQUIRED AT R53.63 EACH (PURSUANT TO AN OPTION)

49,500 SOLD AT R117.5503 EACH

14. Date and place of transaction

7 SEPTEMBER 2005 - LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

MR E.A.G MACKAY - 6 (0.001%)

GREENWOOD NOMINEES LIMITED (HELD ON BEHALF OF MR MACKAY) - 245,745 (0.022%)

THE GRAHAM MACKAY FAMILY TRUST - 53,500 (0.005%)

16. Date issuer informed of transaction

7 SEPTEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

GREG MARTIN +44 (0) 1483 264067

Name and signature of duly authorised officer of issuer responsible for making notification

STEPHEN SHAPIRO, DEPUTY COMPANY SECRETARY

Date of notification

9 SEPTEMBER 2005
END

END

RDSEANNNEDPSEEE

REG-SABMiller PLC Notice of EGM
Released: 14/09/2005

RNS Number:2769R
SABMiller PLC
14 September 2005

SABMiller plc

14 September 2005

Documents Relating to the Major Transaction in South America
and convening of Extraordinary General Meeting

SABMiller plc has today submitted the following documents to the UK Listing Authority in connection with the convening of an Extraordinary General Meeting of the shareholders of SABMiller plc to be held on 7 October 2005 to consider resolutions relating to the approval of the major transaction in South America which was announced on 19 July 2005:

1. Class 1 Circular to Shareholders - Major Transaction in South America - incorporating the Notice of Extraordinary General Meeting

2. Proxy Forms and related voting instructions

These documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel no. (0)20 7676 1000

END

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